BIO-KEY INTERNATIONAL, INC.

3349 Highway 138, Building D, Suite B

Wall, New Jersey 07719

August 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:         BIO-Key International, Inc.

Registration Statement on Form S-1

Filed July 26, 2013

File No. 333-190200

Dear Mr. Shuman:

We thank you for your comment letter dated August 7, 2013 (the “Comment Letter”) addressed to BIO-Key International, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

 The Offering, page 50

1.

Disclosure in the first paragraph of this section states: “This prospectus also covers any additional shares of our common stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving our common stock.” Footnote 3 to the registration fee table on the cover page contains a similar disclosure and states that you are relying on Rule 416 under the Securities Act in this regard. Please confirm your understanding that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the “full-ratchet” pricing protection granted to the investor in your February 26, 2013 common stock issuance, as described on page 50. Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions. For additional guidance, please refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

We confirm our understanding that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the “full-ratchet” pricing protection granted to the investor in our February 26, 2013 common stock issuance.

We believe that we have adequately responded to your comment. Please call me directly at (732) 359-1100 with any questions or additional comments. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By: /s/ Michael W. DePasquale

       Michael W. DePasquale

       Chief Executive Officer